Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

The following summary describes the material provisions of the common stock of Smith Douglas Homes Corp. (“we”, “us”, “our”, the “Company”) that is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and does not purport to be complete. For a complete description of the terms and provisions of our common stock, we urge you to read our amended and restated certificate of incorporation and amended and restated bylaws.

Certain Definitions

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“Continuing Equity Owners” refers collectively to the owners of LLC Interests in Smith Douglas Holdings LLC prior to the consummation of the Transactions, who are also holders of LLC Interests and our Class B common stock following consummation of the Transactions, including the Founder Fund and GSB Holdings, who may exchange at each of their respective options, in whole or in part from time to time, their LLC Interests, as applicable, for, at our election (determined solely by our independent directors (within the meaning of the Exchange listing rules) who are disinterested), cash or newly-issued shares of our Class A common stock. In connection with an exchange of LLC Interests, a corresponding number of shares of Class B common stock shall be immediately and automatically transferred to Smith Douglas Homes Corp. for no consideration and canceled.

•	“DGCL” refers to the General Corporation Law of the State of Delaware

•	“Exchange” refers to the New York Stock Exchange.

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended

•	“Founder Fund” refers to The Bradbury Family Trust II A U/A/D December 29, 2015, for which our founder and Executive Chairman, Tom Bradbury, is co-trustee.

•	“GSB Holdings” refers to GSB Holdings LLC, for which our Chief Executive Officer, President, and Vice Chairman, Greg Bennett, is the sole member and manager.

•	“IPO” refers to our initial public offering, which we completed on January 16, 2024.

•	“LLC Interests” refers to the membership units of Smith Douglas Holdings LLC, including those that we purchased with the net proceeds from the IPO.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

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“Sunset Date” refers to the date upon which the aggregate number of shares of Class B common stock then outstanding is less than 10% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding.

•	“Transactions” refers to the organizational transactions described in our Annual Report on Form 10-K.

General

Our amended and restated certificate of incorporation authorizes capital stock consisting of three classes as follows:

•	250,000,000 shares of Class A common stock, par value $0.0001 per share;

•	100,000,000 shares of Class B common stock, par value $0.0001 per share; and

•	10,000,000 shares of preferred stock, par value $0.0001 per share.

All shares of our Class A common stock outstanding are fully paid and non-assessable.

The following summary describes the material provisions of our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, and of the DGCL, and is qualified by reference to the amended and restated certificate of incorporation, the amended and restated bylaws and the DGCL. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to this Annual Report on Form 10-K.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Class A common stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and on which the holders of the Class A common stock are entitled to vote.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock, as a single class on all matters presented to our stockholders for their vote or approval (or, if any holders of shares of preferred stock are entitled to vote together with the holders of Class A common stock and Class B common stock, as a single class with such holders of preferred stock), except for certain amendments to the amended and restated certificate of incorporation or as otherwise required by applicable law or our amended and restated certificate of incorporation.

Except as otherwise provided by our amended and restated certificate of incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast will be sufficient to elect a director. Unless a different or minimum vote is required by our amended and restated certificate of incorporation, our amended and restated bylaws, the rules or regulations of any applicable stock exchange, or applicable law, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present will be decided by a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.

Any amendment to our amended and restated certificate of incorporation that gives holders of the Class B common stock (i) any rights to receive dividends (subject to certain exceptions) or any other kind of distribution, (ii) any right to convert into or be exchanged for shares of Class A common stock, or (iii) any other economic rights (except for payments in cash in lieu of receipt of fractional stock) shall, in addition to the vote of the holders of shares of any class or series of our capital stock required by law, also require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class A common stock voting separately as a class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation effecting changes set forth in (i) Section 242(d)(1) of the DGCL can be affected without a stockholder vote and (ii) Section 242(d)(2) of the DGCL will only require the vote of stockholders set forth in Section 242(d)(2) of the DGCL.

Class B common stock

Until the Sunset Date, each share of our Class B common stock entitles its holders to ten votes per share on all matters presented to our stockholders and on which the holders of the Class B common stock are entitled to vote. From the Sunset Date onwards, each share of Class B common stock will only be entitled to one vote per share on all matters presented to our stockholders generally upon the Sunset Date.

Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners and the number of shares of Class B common stock issued to the Continuing Equity Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by the Continuing Equity Owners will be permitted transferees of Class B common stock. Upon the redemption or exchange of an LLC Interest (together with a share of Class B common stock) for Class A common stock, the shares of Class B common stock will be automatically transferred to Smith Douglas Home Corp. for no consideration and will be canceled and no longer outstanding. Such shares of Class B common stock may not be reissued.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock, as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our amended and restated certificate of incorporation or as otherwise required by applicable law or our amended and restated certificate of incorporation.

Except in certain limited circumstances, holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock.

Preferred stock

Our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the number and designation of such series and the powers, rights, preferences, privileges, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, and the qualifications, limitations, or restrictions, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific preferred stock issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the voting power of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock, or subordinating the dissolution or liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Registration Rights

We entered into the Registration Rights Agreement with certain of the Continuing Equity Owners in connection with the IPO. The Registration Rights Agreement provides certain of the Continuing Equity Owners with certain “demand” registration rights whereby, at any time after 180 days following our IPO and the expiration of any related lock-up period, such Continuing Equity Owners can require us to register under the Securities Act the offer and sale of shares of Class A common stock issuable to them, at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), upon redemption or exchange of their LLC Interests. The Registration Rights Agreement provides for customary “piggyback” registration rights for all parties to the agreement.

Forum Selection

Our amended and restated bylaws provide that, unless we otherwise consent in writing, (A) (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware); and (B) the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; provided, however, that the foregoing choice of forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated bylaws also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized But Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Exchange rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans and. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Board of Directors’ Vacancies; Removal of Directors; Size of the Board

Our amended and restated certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock to elect directors, vacant directorships, including newly created seats, shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided however, from and after the occurrence of the Sunset Date, directors may only be removed with or without cause by the affirmative vote of the holders of capital stock representing at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of capital stock entitled to vote thereon, voting together as a single class. Our amended and restated certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock to elect directors, the number of directors constituting our board of directors will be permitted to be set only by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that, prior to the occurrence of the Sunset Date, our stockholders may take action by consent without a meeting, and at any time from and after the occurrence of the Sunset Date, our stockholders may not take action by consent without a meeting, but may only take action at a meeting of stockholders, in each case subject to the requirements stated in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation further provides that prior to the Sunset Date, the Secretary (or other officer or our board of directors) at the request of any Continuing Equity Owner owning at least 5% of the voting power of all of the then outstanding shares of capital stock entitled to vote thereon may call a special meeting of stockholders, and at any time from and after the occurrence of the Sunset Date, special meetings of our stockholders may be called only by a majority of our board of directors, our Executive Chairman, or our Chief Executive Officer, as applicable, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and requirements and provide us with certain information in the timeframe set forth in the bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of the holders of a majority in voting power of the shares entitled to vote on the matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the size of our board, removal of directors, director and officer liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum. Our amended and restated certificate of incorporation provides that the board of directors may adopt, amend, alter, or repeal our bylaws. In addition, our amended and restated certificate of incorporation provides that the stockholders may not adopt, amend, alter or repeal our bylaws unless such action is approved, in addition to any other vote required by our amended and restated certificate of incorporation, (a) prior to the Sunset Date, by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, or (b) from and after the occurrence of the Sunset Date, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class.

Section 203 of the DGCL

We have opted out of Section 203 of the DGCL, and the restrictions and limitations set forth therein. However, our amended and restated certificate of incorporation contains provisions that are similar to Section 203 of the DGCL. Specifically, our amended and restated certificate of incorporation provides that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors, or, upon becoming an interested stockholder, owned at least 85% of the voting power of the outstanding stock or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

However, in our case, our Continuing Equity Owners and any of their respective affiliates and any of their respective direct or indirect transferees of our common stock will not be deemed to be “interested stockholders” for the purposes of our amended and restated certificate of incorporation regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors and certain officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer, as applicable.

These provisions may be held not to be enforceable for violations of the federal securities laws of the U.S.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our amended and restated certificate of incorporation renounces, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to any of our directors or stockholders who are not employed by us or our subsidiaries (each such person, an “exempt person”). Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries now engage or propose to engage or (2) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by applicable law, if any exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and they may take any such opportunity for themselves or offer it to another person or entity, unless such opportunity was expressly offered to them solely in their capacity as a director, executive officer or employee of us or our subsidiaries. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or our subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our amended and restated certificate of incorporation, (2) we or our subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we or our subsidiaries have an interest or expectancy in such transaction or opportunity and (4) such transaction or opportunity would be in the same or similar line of our business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Smith Douglas Homes Corp.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation or conversion or transfer, domestication or continuance of Smith Douglas Homes Corp. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation or conversion or transfer, domestication or continuance will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC.

Trading Symbol and Market

We have listed our Class A common stock on the Exchange, under the symbol “SDHC.”